June 24, 2024

Dave Edgar

Division of Corporation Finance

Office of Technology

202-551-3459

Re:	FatPipe, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 4, 2024
CIK No. 0001993400

Dear Mr. Edgar and Ms. Collins:

On behalf of FatPipe, Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on April 18, 2024, regarding the Company’s draft registration statement on Form S-1 confidentially submitted to the Commission on April 4, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have confidentially submitted Amendment No. 3 to the Registration Statement (the “Amendment”) with the Commission today.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 4, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations, page 31

1.	We note you revised your disclosures in response to prior comment 6 to clarify that contract receivables are “transferred” to accounts receivable upon invoicing. Please make similar revisions here where you continue to indicate that contract receivables are “amortized monthly.”

Response: In response to this comment, the Company advises the Staff that it has updated the disclosures on page 31 of the DRS to clarify that contract receivables are transferred to accounts receivable upon invoicing.

Non-GAAP Financial Measures, page 35

2.	Please revise to clarify what the footnote to adjusted EBITDA, which you identify with an asterisks (*), is intended to convey or remove.

Response: In response to this comment, the Company advises the Staff that it has removed the asterisk on page 35, per the Staff’s request.

Ragula Bhaskar

FatPipe, Inc.

June 24, 2024

Note 1. Summary of Business and Significant Accounting Policies

(B) Significant Accounting Policies Revenue Recognition, page F-8

3.	We note your response and revised disclosures to prior comment 5. Please revise your disclosures that state revenue is recognized upon transfer of control of the “equipment.” In this regard, to the extent you are delivering both equipment and software, revise to indicate as such. Similar revisions should be made to your discussion of unbilled receivables. In addition, tell us whether you enter into hosting arrangements in which the customer does not have the contractual ability to take possession of the software at any time during the hosting arrangement. If so, tell us how you account for such arrangements and specifically address how you considered the guidance in ASC 606-10-55-54(a).

Response: In response to this comment, the Company advises the Staff that it has modified the disclosure on page F-9 to include software and network server. Additionally, the Company advises the Staff that it does not have any hosting arrangements with customers.

4.	Your discussion of product revenue refers to the customer’s use of product and associated services for the contract term. Describe for us the services referenced in your product revenue discussion and explain how they differ from the services provided under your Services Agreements (i.e. software upgrades, technical support and hardware warranty). To the extent the Service Agreements are part of the product arrangement, revise to clarify whether the terms for the software license and services differ in such arrangements. In this regard, you refer to terms of 36 to 60 months in your product discussion and 12 months in your service discussion. Also, revise to clarify when you invoice for services under the Service Agreement (i.e. up-front, monthly, etc.). Lastly, revise to include the disclosures required by ASC 606-10-50-8 as it relates to your deferred revenue.

Response: In response to this comment, the Company advises the Staff that our Service Agreements are typically for 12-month periods, paid upfront, while the term of the services referenced in our product revenue discussion vary from 36 to 60 months, paid monthly. Please note, this has been clarified on page F-9 of the DRS. Separately, as referenced in ASC 606-10-50-8, the Company advises the Staff that it has modified page F-9 of the DRS to state that the opening balance for the reporting period was $3.59 Million and the closing balance was $3.05 Million. Further, during the reporting period, $3.11 Million of deferred revenue was recognized.

Ragula Bhaskar

FatPipe, Inc.

June 24, 2024

5.	You state in your response to prior comment 7 that you revised your disclosures to describe the methods and assumptions used to determine standalone selling price. We further note the revisions on page F-9 where you state that you “assess relevant contractual terms in our customer contracts to determine the standalone selling price for each performance obligation,” This revision does not describe the methods and assumptions used in determining standalone selling price as requested by our comment. Please revise and ensure your accounting complies with the guidance in ASC 606-10-32- 32 to 32-35. Also, describe each of the performance obligations (i.e. software, equipment, services, etc.) in your arrangements with multiple performance obligations.

Response: In response to this comment, the Company advises the Staff that its performance obligations are to provide software delivered on a network server with customer specific configuration. In addition, the Company has included additional disclosure on page F-9 of the DRS, which states that the Company also provides technical support over the term of the contract. Additionally, as per the options for determining standalone selling price in ASC 606-10-32-32 to 32-35, we have selected the cost of technical support personnel plus a typical 20% margin for support service so that it can be consistently applied for each financial year, which has also been disclosed on page F-9 of the DRS.

Concentration, page F-17

6.	We note your response and revised disclosures to prior comment 1. In your response, please provide us with a breakdown of revenue by geographic region for each period presented and revise to include the information required by ASC 280-10-50-41, as applicable.

Response: In response to this comment, the Company advises the Staff that it has disclosed the geographic breakdown of revenue by region, as shown below and further referenced on page F-17 of the DRS.

Revenue by Geography	FY 2023-24	FY 2022-23
US	17,368,852.00	14,748,185.74
Rest of the World	646,002.93	858,069.26

Please contact Darrin Ocasio at 917-848-6325 with any other questions.

Sincerely,

FatPipe, Inc.

cc:	Ragula Bhaskar